

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2006

Mr. Fernando Ramírez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278-280
Madrid, Spain 28046

> **Re:** **Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Response Letter Dated November 6, 2006**
> **File No. 1-10220**

Dear Mr. Ramírez Mazarredo:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

3. Operating and Financial Review and Prospects, page 94

1.   We are continuing to consider your response to prior comment number two.

12. Control Procedures, page 188

2.   We have considered your response to prior comment number five, where you reiterate your belief that your "disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2005." We note from your response that, based on recommendations from your Board of Directors in June 2006 to "improve the reserves reporting manual," and for "improved training, better record keeping," etc, that you continue to believe that the implementation

of these recommendations "strengthens and reinforces" your disclosure controls and procedures already in place as of December 31, 2005." Given the reserve restatements noted, it remains unclear how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. Please advise.

3. We have given consideration to your response to prior comment number six, where you state that you believe your "disclosure adequately indicates the extent of the changes to [y]our internal control over financial reporting during 2005, the period covered by the 2005 Form 20-F." We further note that you "undertook numerous and effective organizational changes in 2005 which remedied in large measure the circumstances that primarily gave rise to the reserves revision;" and that these "were the only changes to Repsol YPF's internal control over financial reporting that occurred during 2005." Please note that we continue to believe that such qualifying language does not adequately address the disclosure requirement of Item 15(d) of Form 20-F and the frequently asked question (FAQ) # 5 regarding Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, located at our website at http://www.sec.gov/info/accountants/controlfaq1004.htm. In this regard, the answer to question 5, which asks whether management may qualify its conclusions by saying that the registrant's internal control over financial reporting are effective subject to certain qualifications or exceptions or express similar positions, indicates that such qualification is not appropriate. Please revise your disclosure as appropriate.

Financial Statements

Consolidated Cash Flow Statements, page F-6

4. We are continuing to consider your response to prior comment number seven.

(18) Preference Shares, page F-60

5. We have considered your response to prior comment number 24, where you indicate that it is your "understanding that such clause cannot be interpreted as providing any degree of discretion to Repsol International Capital in respect of the payment of dividends on the preference shares." Please provide additional information to support your conclusion that the clause you reference with respect

to dividend payments does not result in discretionary distributions to the holders of the preference shares.

6.   Please also provide the analysis you prepared to support your determination that you are not the primary beneficiary of Repsol International Capital based on the guidance in FIN 46R for US GAAP.

Engineering Comments

7.   We are continuing to consider your responses to prior comments 42 through 51.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief